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                               [RCG LETTERHEAD]

                                                                     EXHIBIT 4.2

                                                5635 E. Thomas Road.
                                                Phoenix, Az. 85018
                                                (602) 675-0400
                                                (602) 675-0480
                                                mramras@regonline.com


July 12, 2000


Mr. David H. Dingus
President & COO
AZZ incorporated.
P.O. Box 668
400 North Tarrant
Crowley, TX 76036

In line with our recent discussion and verbal agreement, the original engagement agreement between Aztec Manufacturing Co. ("AZZ") and RCG Capital Markets Group, Inc., ("RCG") dated February 7, 2000 shall be amended to reflect the following changes:

Referencing paragraph (c) of the Financial Relations Compensation Attachment, the option exercise price shall be adjusted from $10.13 to $16.25 for those particular vesting elements and related percentages which occur by securing research and/or media events as described in that attachment. Furthermore, the option exercise price for the vesting event which occurs upon obtaining a 12.5 P/E ratio, shall be adjusted to become the closing stock price of AZZ common stock on the 45th day when achievement has been obtained for that vesting element. All other option elements vested to date shall remain as per the terms and conditions of the original attachment.

In addition, by execution of this amendment, both parties acknowledge and agree that the July 7, 2000 termination letter tendered by AZZ is hereby withdrawn by the Company.

All other terms, provisions and conditions of the original engagement agreement shall remain in effect and shall continue to govern the on-going consulting relationship between RCG and AZZ.

Sincerely,

/s/ A. Max Ramras

A. Max Ramras
President and CEO


Accepted:



AZZ incorporated
Dated:
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